SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)

                          Mellon Bank Corporation
                             (Name of issuer)


                       Common Stock, $.50 par value
                      (Title of class of securities)


                                585509102
                              (CUSIP number)


                          Louise M. Parent, Esq.
                         American Express Company
                          American Express Tower
                          World Financial Center
                         New York, New York  10285
                              (212) 640-2000
         (Name, address and telephone number of person authorized
                  to receive notices and communications)

                              May 27, 1994
                       (Date of event which requires
                         filing of this statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D because of Rule 13d-1(b)(3) or (4), check the following line

                                                  ----

       Check the following line if a fee is being paid with this statement

                                                  ----

                               SCHEDULE 13D
CUSIP NO.   585509102

1)     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                 American Express Company
                 13-4922250

2)     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP
                 (A) ----         (B) ----

3)     SEC USE ONLY

4)     SOURCE OF FUNDS
                 OO

5) CHECK LINE IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  ----

6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                 New York

7) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
                 5,502,466

8) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
                 13,200

9) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
                 5,500,000

10) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
                 18,878

11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 5,518,878

12)    CHECK LINE IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
                                                  ----

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.67%

14)    TYPE OF REPORTING PERSON
                 HC, CO

                               SCHEDULE 13D
CUSIP NO.   585509102

1)     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                 American Express Travel Related Services Company, Inc.
                 13-3133497

2)     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP
                 (A) ----         (B) ----

3)     SEC USE ONLY

4)     SOURCE OF FUNDS
                 OO

5) CHECK LINE IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  ----

6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                 New York

7) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
                 5,500,000

8) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
                 -0-

9) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
                 5,500,000

10) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
                 -0-

11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 5,500,000

12)    CHECK LINE IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
                                                  ----

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.64%

14)    TYPE OF REPORTING PERSON
                 CO

Item 1. Security and Issuer.

       No change.

Item 2. Identity and Background.

            (a)-(c), (f) This Statement is filed by American Express Company ("American Express") and its wholly-owned subsidiary, American Express Travel Related Services Company, Inc. ("TRS"), each of which is a New York corporation. The principal business of American Express is providing travel related services, investors diversified financial services and international banking services throughout the world. The principal business of TRS is providing travel related services. The address of the principal business and principal office for both American Express and TRS is American Express Tower, World Financial Center, New York, New York 10285.

       The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of American Express and TRS are set forth in Exhibits 1 and 2, respectively, and are incorporated herein by reference.

            (d), (e) Neither American Express, TRS, nor, to the best of their knowledge, any of the current directors or executive officers of American Express or TRS, have during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

       Pursuant to an Agreement, dated May 27, 1994, between American
Express and TRS, a copy of which is filed as Exhibit 4 hereto and incorporated by reference herein, American Express agreed to transfer certain assets to TRS. These assets included 2,500,000 shares of Common Stock, warrants to purchase up to 3,000,000 shares of Common Stock (the "Warrants") and the rights of American Express under a Registration Rights Agreement, dated May
21, 1993, between Shearson Lehman Brothers Inc. and Mellon Bank
Corporation. TRS will have the benefits of, and be bound by the restrictions described in, Exhibits 4, 5, 6, 7 and 8 listed in Item 7 to the
Schedule 13D dated June 30, 1993, with respect to the Common Stock. In exchange for this transfer, TRS issued to American Express 5,180 shares of its 7% Redeemable Preferred Shares, Series A.

       At May 27, 1994, certain indirect subsidiaries of American Express (the "Managing Subsidiaries") held 18,878 shares of Common Stock. American Express and TRS disclaim beneficial ownership of the shares held by the Managing Subsidiaries. The Managing Subsidiaries purchased the shares of Common Stock held by them in the ordinary course of managing investment portfolios or trading on behalf of third parties and obtained the funds for such purchases from these third parties.

Item 4. Purpose of Transaction.

       All the shares of Common Stock that are held directly by TRS have been acquired for investment purposes. All shares of Common Stock referred to in this statement that are held by the Managing Subsidiaries were acquired by the Managing Subsidiaries for investment purposes on behalf of third parties in the ordinary course of managing investment portfolios or trading for these third parties. Subject to the restrictions set forth in
Item 3 above, TRS, the Managing Subsidiaries, as well as other subsidiaries of TRS may, from time to time, sell some or all of the shares of Common
Stock in the open market, in private transactions or underwritten offerings, or hold shares of Common Stock as part of their own investment portfolio or in accounts which are managed on behalf of third parties. TRS and the Managing Subsidiaries intend to review their investments in the Issuer periodically and depending on their assessment of relevant factors (including general economic and market conditions, matters relating to the Issuer's business prospects and financial condition and the market for its securities, and matters relating to TRS) may determine from time to time to acquire additional securities of the Issuer or to dispose of any or all of the shares of Common Stock or Warrants.

       Except as described above, neither American Express, TRS, nor, to the best of their knowledge, any of their subsidiaries, have any present plans or proposals which relate to or would result in any of the transactions or events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

            (a) As of May 27, 1994, American Express through TRS beneficially owned 5,500,000 shares of Common Stock, including 3,000,000 shares of Common Stock subject to the Warrants, representing in the aggregate approximately 8.64% of the outstanding shares of Common Stock.
In addition, the Managing Subsidiaries held 18,878 shares of Common Stock, representing in the aggregate approximately 0.03% of the outstanding shares of Common Stock.

       On May 31, 1994, American Express completed a spinoff of Lehman Brothers Holdings Inc. ("LBHI") through a special dividend of LBHI common stock. As of May 31, 1994, the Managing Subsidiaries no longer included subsidiaries of LBHI and, accordingly, as of such date, the amount of Common Stock held by the Managing Subsidiaries was reduced to 2,064 shares of Common Stock.

       As of May 27, 1994, Richard M. Furlaud, a Director of American Express, beneficially owned 2,000 shares of Common Stock and as of June 17, 1994, he beneficially owned 2,500 shares of Common Stock. Except for Mr. Furlaud, as of May 27, 1994, and as of June 17, 1994, to the best knowledge of American Express and TRS, none of the executive officers or directors of American Express or TRS, respectively, beneficially owned shares of Common Stock.

            (b) As of May 27, 1994, TRS had the sole power to vote or direct the vote, and to dispose or direct the disposition, of 5,500,000 shares of Common Stock beneficially owned by it, subject to the agreements contained in Exhibits 4, 5, 6, 7 and 8 listed in Item 7 of the Schedule 13D dated June 30, 1993. The Managing Subsidiaries have sole power to vote or direct the vote of 2,466 shares of Common Stock. Voting and dispositive power is shared between the Managing Subsidiaries and their customers with respect to 13,200 and 18,878 shares of Common Stock, respectively, in the ordinary course of managing investment portfolios on behalf of such customers.

            (c) Except as described in Item 3 or as set forth in Exhibit 3 hereto, which is incorporated herein by reference, neither American Express, TRS, nor, to the best of their knowledge, the Managing Subsidiaries or any director or executive officer of American Express or TRS, has effected any transaction in the shares of Common Stock during the past 60 days.

            (d) Neither American Express, TRS, nor, to the best of their knowledge, any of their executive officers or directors, knows of any other persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by American Express.

            (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Except as described in Item 3 (including the exhibits to the Schedule 13D dated June 30, 1993, mentioned therein) and Item 5(b) above, none of American Express, TRS or, to the best of their knowledge, any of the executive officers or directors of American Express or TRS, have any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the shares of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

            1. Information with respect to executive officers and directors of American Express Company.

            2. Information with respect to executive officers and directors of American Express Travel Related Services Company, Inc.

            3. Purchases and sales of common stock of Mellon Bank Corporation since March 29, 1994.

            4. Agreement dated May 27, 1994, between American Express Company and American Express Travel Related Services Company, Inc.

            5. Schedule 13D dated June 30, 1993 with respect to the Common Stock, filed pursuant to Item 101(a)(2)(ii) of Regulation S-T without exhibits.

                                 SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 21, 1994


                                  AMERICAN EXPRESS COMPANY



                              By: /s/ Stephen P. Norman
                                  -----------------------------
                                  Name:  Stephen P. Norman
                                  Title: Secretary

                                 SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 21, 1994


                                  AMERICAN EXPRESS TRAVEL RELATED SERVICES
                                    COMPANY, INC.




                                  By: /s/ Stephen P. Norman
                                      ------------------------------------
                                  Name:  Stephen P. Norman
                                  Title: Secretary

EXHIBIT INDEX


EXHIBIT

  1.             Information with respect to
                 executive officers and directors of
                 American Express Company.

  2.             Information with respect to executive
                 officers and directors of American
                 Express Travel Related Services
                 Company, Inc.

  3.             Purchases and sales of common stock of
                 Mellon Bank Corporation since March 29,
                 1994.

  4.             Agreement dated May 27, 1994, between
                 American Express Company and American
                 Express Travel Related Services Company,
                 Inc.

  5. Schedule 13D dated June 30, 1993 with respect to the Common Stock, filed pursuant to Item 101(a)(2)(ii) of Regulation S-T without exhibits.

                                 EXHIBIT 1

              INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS
                     AND DIRECTORS OF AMERICAN EXPRESS


            The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of American Express. Except as indicated below, the business address of each director and executive officer of American Express is American Express Tower, World Financial Center, New York, New York 10285. Each of the directors and executive officers of American Express, with the exception of David M. Culver and F. Ross Johnson who are citizens of Canada, is a citizen of the United States.

                                  BUSINESS ADDRESS AND PRESENT
NAME                              PRINCIPAL OCCUPATION

Anne L. Armstrong                 Chairman of the Board of Trustees
                                  Center for Strategic and International
                                    Studies
                                  P.O. Box 1358
                                  Kingsville, Texas  78363

William G. Bowen                  President
                                  The Andrew W. Mellon Foundation
                                  140 East 62nd Street
                                  New York, New York 10021

David M. Culver                   Chairman
                                  CAI Capital Corporation
                                  3429 Drummond Street
                                  Suite 200
                                  Montreal, Canada H3G 1X6

Charles W. Duncan Jr.             Duncan Interests
                                  600 Travis
                                  61st Floor
                                  Houston, Texas  77002-3007

Richard M. Furlaud                Chairman of the Executive Committee
                                  American Express Company

Harvey Golub                      Chairman of the Board and Chief Executive
                                    Officer
                                  American Express Company

Beverly Sills Greenough           Chairman
                                  Lincoln Center for the Performing Arts
                                  211 Central Park West
                                  Apt. 4F
                                  New York, New York 10024

F. Ross Johnson                   Chairman and Chief Executive Officer
                                  RJM Group
                                  200 Galleria Parkway, N.W.
                                  Suite 970
                                  Atlanta, Georgia  30339

Vernon E. Jordan Jr.              Senior Partner
                                  Akin, Gump, Strauss, Hauer & Feld,
                                    L.L.P.
                                  1333 New Hampshire Avenue, N.W.
                                  Suite 400
                                  Washington, D.C.  20036

Henry A. Kissinger                Chairman
                                  Kissinger Associates, Inc.
                                  350 Park Avenue
                                  New York, New York  10022

Drew Lewis                        Chairman and Chief Executive Officer
                                  Union Pacific Corporation
                                  Martin Tower
                                  Eighth and Eaton Avenues
                                  Bethlehem, Pennsylvania  18018

Aldo Papone                       Senior Advisor
                                  American Express Company

Roger S. Penske                   Chairman and Chief Executive Officer
                                  Detroit Diesel Corporation
                                  13400 Outer Drive West
                                  Detroit, Michigan  48239

Frank P. Popoff                   Chairman and Chief Executive
                                    Officer
                                  The Dow Chemical Company
                                  2030 Dow Center
                                  Midland, Michigan  48674

Jeffrey E. Stiefler               President
                                  American Express Company

       EXECUTIVE OFFICERS OF AMERICAN EXPRESS WHO ARE NOT DIRECTORS

                                  BUSINESS ADDRESS AND PRESENT
NAME                              PRINCIPAL OCCUPATION

Roger H. Ballou                   President, Travel Services Group, U.S.A.
                                  American Express Travel Related Services
                                    Company, Inc.

Kenneth I. Chenault               President, U.S.A.
                                  American Express Travel Related Services
                                    Company, Inc.

Steven D. Goldstein               President and Chief Executive Officer
                                  American Express Bank Ltd.

R. Craig Hoenshell                President, Travel Related Services,
                                    International
                                  American Express Travel Related Services
                                    Company, Inc.

David R. Hubers                   President and Chief Executive Officer
                                  IDS Financial Corporation
                                  IDS Tower 10
                                  Minneapolis, Minnesota  55440

Joseph W. Keilty                  Executive Vice President
                                  American Express Company

Jonathan S. Linen                 Vice Chairman
                                  American Express Company

Michael P. Monaco                 Executive Vice President, Chief
                                    Financial Officer and Treasurer
                                  American Express Company

Louise M. Parent                  Executive Vice President and
                                    General Counsel
                                  American Express Company

Thomas Schick                     Executive Vice President
                                  American Express Company

Jeffrey E. Stiefler               President
                                  American Express Company

                                 EXHIBIT 2

              INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS
                            AND DIRECTORS OF TRS


     The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of TRS. The business address of each director and executive officer of TRS is American Express Tower, World Financial Center, New York, New York 10285. Each of the directors and executive officers of TRS is a citizen of the United States.

                                  BUSINESS ADDRESS AND PRESENT
NAME                              PRINCIPAL OCCUPATION

Harvey Golub                      Chairman and Chief Executive officer
                                  American Express Travel Related Services
                                    Company, Inc.

Kenneth I. Chenault               President, U.S.A.
                                  American Express Travel Related Services
                                    Company, Inc.

Walter S. Berman                  Executive Vice President and Chief
                                    Financial Officer
                                  American Express Travel Related Services
                                    Company, Inc.

Bernard J. Hamilton               Executive Vice President and Chief of
                                    Staff
                                  American Express Travel Related Services
                                    Company, Inc.

Andrew B. Somers                  Executive Vice President and General
                                    Counsel
                                  American Express Travel Related Services
                                    Company, Inc.

EXECUTIVE OFFICERS OF TRS WHO ARE NOT DIRECTORS


                                  BUSINESS ADDRESS AND PRESENT
NAME                              PRINCIPAL OCCUPATION


Roger H. Ballou                   President, Travel Services Group, U.S.A.
                                  American Express Travel Related Services
                                    Company, Inc.

R. Craig Hoenshell                President, Travel Related Services,
                                    International
                                  American Express Travel Related Services
                                    Company, Inc.

Bonnie J. Stedt                   Executive Vice President, Human Resources
                                  American Express Travel Related Services
                                    Company, Inc.